CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED NOVEMBER 30, 2006

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	November 30 2006	May 31 2006
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$10,778,916	$192,031
Amounts receivable	110,517	30,777
Prepaids and equipment deposits	613,189	33,648
Loan to Durnpike Investments (Pty) Limited (notes 3 and 7)	11,559,922	–
	23,062,544	256,456

Equipment	10,281	–
Security deposit	32,190	32,190
Mineral property interests	1	1

	$23,105,016	$288,647

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities
Credit facility (note 4)	$6,000,000	$–
Accounts payable and accrued liabilities	115,316	167,600
Due to related parties (note 7)	33,603	978,470
	6,148,919	1,146,070

Shareholders' equity (deficit)
Share capital (note 6)	33,281,574	11,857,649
Contributed surplus (note 6(f))	579,517	523,420
Deficit	(16,904,994)	(13,238,492)
	16,956,097	(857,423)
Nature and continuance of operations (note 1)

	$23,105,016	$288,647

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Six months ended November 30
	2006	2005	2006	2005

Expenses
Exploration (schedule)	$525,952	$16,457	$700,693	$53,194
Foreign exchange loss (gain)	(394,352)	3,669	(388,601)	4,171
Legal, accounting and audit	325,928	18,923	541,286	25,249
Office and administration	407,954	62,099	720,259	128,146
Property investigations	–	146,507	–	172,795
Shareholder communications	50,976	11,347	91,413	12,049
Stock-based compensation - exploration (note 6(c))	9,292	4,268	29,301	4,268
Stock-based compensation - administration (note 6(c))	9,102	2,167	27,134	2,167
Travel and conferences	125,299	53,518	261,062	54,295
Transfer agent	52,484	5,319	97,463	5,986
	1,112,635	324,274	2,080,010	462,320

Other items
Interest income	(51,073)	(570)	(52,509)	(1,303)
Accretion and interest expense	1,156,255	–	1,501,043	–
Loss on early extinguishment of convertible promissory notes	137,957	–	137,957	–
Write-down of marketable securities	–	1,667	1	19,128
	1,243,139	1,097	1,586,492	17,825

Loss for the period	$2,355,774	$325,371	$3,666,502	$480,145

Deficit, beginning of period	$14,549,220	$11,792,593	$13,238,492	$11,637,819

Deficit, end of period	$16,904,994	$12,117,964	$16,904,994	$12,117,964

Basic and diluted loss per common share	$0.08	$0.01	$0.15	$0.02

Weighted average number of
common shares outstanding	30,322,392	23,613,944	25,282,223	23,613,944

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Six months ended November 30
Cash provided by (applied to):	2006	2005	2006	2005

Operating activities
Loss for the period	$(2,355,774)	$(325,371)	$(3,666,502)	$(480,145)
Items not affecting cash
Amortization included in exploration expenses	219	–	219	–
Write-down of marketable securities	–	1,667	1	19,128
Loss on early extinguishment of convertible promissory note	137,957	–	137,957	–
Accretion and interest expense	1,156,255	–	1,501,043	–
Stock-based compensation (note 6(c))	18,394	6,435	56,434	6,435
Changes in non-cash working capital items
Amounts receivable, prepaids and equipment deposits	(590,839)	7,866	(659,281)	(2,769)
Accounts payable and accrued liabilities	(46,807)	(4,002)	(52,284)	(880)
Cash used in operating activities	(1,680,595)	(313,405)	(2,682,412)	(458,231)

Investing activities
Purchase of equipment	(10,500)	–	(10,500)	–
Loan to Durnpike Investments (Pty) Limited (note 3)	(3,779,144)	–	(11,559,922)	–
Cash used in investing activities	(3,789,644)	–	(11,570,422)	–

Financing activities
Issuance of common shares	21,000,000	–	21,000,333	–
Share issue costs	(1,215,746)	–	(1,215,746)	–
Amounts payable to related parties	(220,213)	179,221	(944,867)	176,052
Repayment of convertible promissory notes (note 5)	(9,500,000)	–	(9,500,000)	–
Issuance of convertible promissory notes (note 5)	–	–	9,500,000	–
Credit facility (note 4)	6,000,000	–	6,000,000	–
Cash provided by (used in) financing activities	16,064,041	179,221	24,839,720	176,052

Increase (decrease) in cash and equivalents during the period	10,593,801	(134,184)	10,586,885	(282,179)

Cash and equivalents, beginning of period	185,115	204,682	192,031	352,677

Cash and equivalents, end of period	$10,778,916	$204,682	$10,778,916	$70,498

Interest paid during the period	$–	$–	$–	$–
Income taxes paid during the period	$–	$–	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares - interest on convertible promissory notes	$522,500	$–	$1,045,000	$–
Issuance of common shares - interest on credit facility	594,000	–	594,000	–
Fair value of stock options allocated to shares issued upon exercise	337	–	337	–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	African
	Diamond	Ricardo	Canadian		Three months ended	Three months ended
Exploration expenses	Properties	Property	Properties	Other	November 30, 2006	November 30, 2005

Engineering	$52,231	$–	$–	$–	$52,231	$–
Amortization	219	–	–	–	219	–
Geological	231,884	1,048	–	–	232,932	905
Graphics	550	–	–	–	550	–
Property fees and assessments	–	9,275	–	–	9,275	5,608
Site activities	175,633	23,167	–	–	198,800	9,944
Travel and accommodation	31,945	–	–	–	31,945	–
Subtotal	492,462	33,490	–	–	525,952	16,457
Stock-based compensation	9,292	–	–	–	9,292	2,167
Incurred during the period	501,754	33,490	–	–	535,244	18,624
Cumulative expenses, beginning of period	152,925	2,429,674	1,481,784	4,027,864	7,897,496	7,590,428
Cumulative expenses, end of period	$654,678	$2,463,164	$1,481,784	$4,027,864	$8,432,740	$7,609,052

	African
	Diamond	Ricardo	Canadian		Six months ended	Six months ended
Exploration expenses	Properties	Property	Properties	Other	November 30, 2006	November 30, 2005

Engineering	$137,391	$–	$–	$–	$137,391	$–
Amortization	219				219	–
Geological	223,916	2,080	–	–	225,996	1,809
Graphics	550	–	–	–	550	–
Property fees and assessments	31,103	16,750	–	–	47,853	13,550
Site activities	194,558	56,486	–	–	251,044	37,835
Travel and accommodation	37,640	–	–	–	37,640	–
Subtotal	625,377	75,316	–	–	700,693	53,194
Stock-based compensation	29,301	–	–	–	29,301	2,167
Incurred during the period	654,678	75,316	–	–	729,994	55,361
Cumulative expenses, beginning of period	–	2,387,848	1,481,784	4,027,864	7,897,496	7,553,691
Cumulative expenses, end of period	$654,678	$2,463,164	$1,481,784	$4,027,864	$8,627,490	$7,609,052

The accompanying notes are integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three and six months ended November 30, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year ending May 31, 2007.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. At November 30, 2006, the Company had working capital of $16,914,000 (May 31, 2006 – $889,000) and has incurred operating losses since its inception. Management recognizes that the Company will need to generate additional financial resources in order meet its planned business objectives. During the six months ended November 30, 2006, the Company arranged a $6 million credit facility (note 4) and completed a private placement for gross proceeds of $21 million (note 6). These funds have been used to finance the acquisition of the alluvial diamond properties discussed in note 3. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

3.	ACQUISITION OF DURNPIKE INVESTMENTS (PTY) LIMITED

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

The Company will acquire all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds or is in the process of acquiring an interest and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property are indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam are owned by nominees of the Van Wyk Trust. HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for ZAR50 million and has agreed to pay an additional ZAR30 million to the Van Wyk Trust on July 7, 2007. Durnpike has an option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW in the amount of ZAR1 million and (b) introducing a ZAR24 million working capital loan into VWDG, of which approximately ZAR22.5 million had been advanced to VWDG via a non-interest bearing loan to Durnpike as at November 30, 2006.

The Company has also agreed to enter into an Exchange Agreement with the Van Wyk Trust in terms by which it will be granted a call option, and grant a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million, payable in Common Shares. The Exchange Agreement shall become effective upon Rockwell having completed a listing of the Company’s Common Shares on the Johannesburg Stock Exchange (“JSE Listing”). The Company is currently in discussions with a black economic empowerment company to acquire the remaining 26% interest in VWDG.

To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million. This loan is secured by a pledge of Durnpike’s Acquisition Interest.

Pursuant to the Agreement-in-Principle to acquire Durnpike, the Company will:

acquire from the Vendors all of their shares and loans in Durnpike for ZAR34 million (US$4.6 million), payable in Common Shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of the Agreement-in- Principle, and thereby acquire Durnpike’s interests in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company has agreed to (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. Durnpike has an agreement with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploratio acquire 100% of the Galputs Minerale Project (through a purchase of Virgilia Investments Inc. (“Virgilia”), the private company which owns the project) for ZAR9 million, payable to the Vendors in Common Shares on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of the Agreement-in-Principle.

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations and to extend the feasibility study on the Kwango River Project to December 31, 2008, if elected.

On November 15, 2006, the Company and Vendors executed a definitive agreement (the "Definitive Agreement") setting out the binding terms and conditions of the Acquisition in line with the Agreement-in-Principle. Completion of the conditions of the Acquisition is expected to occur on or before March 31, 2007. The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project and appointed three of the Vendors to the Company’s Board of Directors.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

4.	CREDIT FACILITY

On August 21, 2006, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6 million credit facility (the “Facility”). The Facility is payable out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bears interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before May 31, 2007. The Facility is secured by a first charge over all of the assets of the Company. In consideration for the Facility, Quest received 385,714 common shares of the Company on August 31, 2006 and 490,909 common shares of the Company on November 30, 2006. The Facility may be repaid at any time, without penalty. Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, the Company borrowed $6 million under the Facility to facilitate the funding of Durnpike’s obligations (note 3) in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

5.	CONVERTIBLE PROMISSORY NOTES

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the Facility described in note 4, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, the noteholders received 678,572 common shares of the Company on July 7, 2006 and 1,055,555 common shares of the Company on September 30, 2006. The payment on September 30, 2006, equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount.

In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none has been issued.

(b)	Issued and outstanding common shares

		Number
Common shares issued and outstanding	Price	of shares	Amount
Balance, May 31, 2006		23,694,776	$11,857,649
Options exercised	$ 0.40	833	333
Private placement, net of issue costs (note 6(e))	$ 0.50	42,000,000	19,784,254
Consideration for convertible promissory notes (note 5)	$ 0.60	1,734,127	1,045,000
Consideration for credit facility (note 4)	$ 0.68	876,623	594,000
Contributed surplus allocated to common shares on options
exercised		–	338
Balance, November 30, 2006		68,306,359	$33,281,574

(c)	Share purchase options

The continuity of share purchase options for the period ended November 30, 2006 is:

	Exercise	May 31			Expired/	November 30
Expiry date	price	2006	Granted	Exercised	cancelled	2006
September 28, 2007	$ 0.40	115,417	–	833	1,667	112,917
February 29, 2008	$ 0.42	210,000	–	–	10,000	200,000
March 28, 2008	$ 0.50	150,000	–	–	–	150,000
		475,417	–	833	11,667	462,917

Weighted average exercise price		$ 0.44	$ –	$ 0.40	$ 0.42	$ 0.44

Weighted average fair value of options granted during the period						$ Nil

As at November 30, 2006, 190,026 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended		Six months ended
	November 30		November 30
	2006	2005	2006	2005
Exploration and engineering	$9,292	$4,268	$29,301	$4,268
Operations and administration	9,102	2,167	27,134	2,167
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$18,394	$6,435	$56,434	$6,435

The weighted-average assumptions used to estimate the fair value of options granted during the period are as follows:

	Three months ended		Six months ended
	November 30		November 30
	2006	2005	2006	2005
Risk free interest rate	4%	3%	4%	3%
Weighted average expected life	1.7 years	1.6 years	1.7 years	1.6 years
Vesting period	3-10 months	4-16 months	3-10 months	4-16 months
Weighted average expected volatility	108%	131%	108%	131%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended November 30, 2006 is:

Expiry date	March 31, 2007
Exercise price	$0.60

Balance, May 31, 2006	–
Issued (note 6(e))	42,000,000
Exercised	–
Expired	–

Balance, November 30, 2006	42,000,000

(e)	Private placement, November 2006

In November 2006, Rockwell completed a $21 million private placement of 42 million units at $0.50 per unit, with each unit consisting of one common share and one share purchase warrant exercisable over three years at $0.60 in the first year, $0.80 in the second year and $1.00 in the third year. The third year term of the warrants is subject to the Company achieving Tier 1 status on the TSX Venture Exchange within the first two years. All securities are subject to a four month holding period in Canada expiring on March 23, 2007, and a portion will be subject to additional US resale restrictions in the United States.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(f)	Contributed surplus

Balance, May 31, 2006	$523,420
Changes during fiscal 2007
Non-cash stock-based compensation (note 6(c))	56,434
Share purchase options exercised, credited to share capital	(337)
Balance, November 30, 2006	$579,517

The components of contributed surplus are:

	November 30	May 31
	2006	2006
Accumulated stock-based compensation	$596,483	$540,049
Share purchase options exercised, credited to share capital	(16,966)	(16,629)
Balance, contributed surplus	$579,517	$523,420

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	November 30, 2006	May 31, 2006
Hunter Dickinson Inc. (a)	$16,959	$853,733
Plateau Resources (Proprietary) Limited	–	124,737
Euro-American Capital Corporation (b)	1,177	–
Jeffrey B Traders CC (d)	15,467	–
	$33,603	$978,470

Balances receivable
Durnpike Investments (Pty) Limited (f)	$11,559,922	$–

	Three months ended		Six months ended
	November 30		November 30
Transactions	2006	2005	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$565,291	$141,427	$956,722	$208,051
Euro-American Capital Corporation (b)	2,960	4,725	7,400	8,575
CEC Engineering (c)	62,087	–	107,420	–
Jeffrey B Traders CC (d)	55,386	–	55,386	–
John Bristow (e)	41,188	–	102,096	–

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the three and six months ended November 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(c)	CEC Engineering Ltd. is a private company, owned by David Copeland, Chief Executive Officer and a director of the Company, which provides engineering and project management services at market rates.

(d)	Jeffrey B Traders CC is a private company controlled by a director that provides management services to the Company at market rates.

(e)	The Company paid $102,096 to John Bristow, President, Chief Operating Officer and a director of the Company, for engineering and project management services at market rates.

(f)

In conjunction with the Company’s Definitive Agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited (note 3) from eight individuals, the Company appointed three individuals the Company Board of Directors.